Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INSIDE INFORMATION

UPDATE ON THE VERY SUBSTANTIAL DISPOSAL AND CONNECTED

TRANSACTION IN RELATION TO DISPOSAL OF ENTIRE ISSUED

SHARES IN A WHOLLY-OWNED SUBSIDIARY

This announcement is made by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the announcement of the Company dated November 14, 2023, the circular of the Company dated December 5, 2023 (the “Circular”) and the announcement of the Company dated April 2, 2024 in relation to transfer of the entire issued share capital of the wholly-owned subsidiary of the Company which indirectly holds 100% of the issued share capital in Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) to Lufax Holding Ltd at a consideration of HK$933,000,000 in cash. Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular.

As disclosed in the Circular, subject to audit to be performed by the Company’s auditors and without taking into account currency translation differences, it was expected that the Company would record a gain from the Disposal of approximately HK$164 million, after taking into account of (i) the consideration for the Disposal of HK$933 million; (ii) the unaudited consolidated net asset value of the Disposal Group as of June 30, 2023 in the amount of approximately HK$761 million; and (iii) the estimated relevant fees and expenses in relation to the Disposal. For illustrative purpose, subject to audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the Disposal would be RMB115 million, consisting of (i) RMB151 million (equivalent to HK$164 million based on the exchange rate of HK$1 to RMB0.92198, being the exchange rate as at the close of June 30, 2023); and (ii) the accumulated losses of RMB36 million reclassified from other reserves related to foreign currency translation differences and changes in the fair value of debt instruments measured at fair value through other comprehensive income in the Disposal Group as at June 30, 2023.

The Disposal was completed on April 2, 2024 and the Company has reassessed the estimated amount of gain on Disposal as of the Closing Date. Subject to final audit to be performed by the Company’s auditors and based on the latest information currently available to the Board, it is estimated that the Company will record a gain from the Disposal of approximately HK$309 million, after taking into account of (a) the consideration for the Disposal of HK$933 million; (b) the unaudited consolidated net asset value of the Disposal Group as of the Closing Date (i.e., April 2, 2024) in the amount of approximately HK$616 million; (c) the relevant fees and expenses in relation to the Disposal. Subject to final audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the Disposal will be RMB262 million, consisting of (i) RMB280 million (equivalent to HK$309 million based on the exchange rate of HK$1 to RMB0.90655, being the exchange rate as at the close of the Closing Date); and (ii) the accumulated losses of RMB18 million reclassified from other reserves related to foreign currency translation differences and changes in the fair value of debt instruments measured at fair value through other comprehensive income in the Disposal Group as at the Closing Date.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 17, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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